March 5, 2019

Jon Isaac
Chief Executive Officer
Live Ventures Incorporated
325 E Warm Springs Road
Suite 102
Las Vegas, NV 89119

       Re: Live Ventures Incorporated
           Form 10-K for the fiscal year ended September 30, 2018
           Filed December 27, 2018
           File No. 001-33937

Dear Mr. Isaac:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

1. Please expand your discussion in future filings to identify the drivers of all material year over year changes in revenue and expense. For example, we note that the disclosure beginning on page 32 quantifies the change in several revenue categories, but does not provide an explanation for the variation. Refer to Item 303(a)(3) of Regulation S-K.
Item 9A. Controls and Procedures, page 41

2. Please explain to us why you believe that internal control over financial reporting was effective as of September 30, 2018 given that disclosure controls and procedures were not effective as of that date.
 Jon Isaac
Live Ventures Incorporated
March 5, 2019
Page 2
Note 2: Summary of Significant Accounting Policies
Recently Issued Accounting Pronouncements, page F-13

3. ASU 2014-09, Revenue from Contracts with Customers (Topic 606) became effective for your company on October 1, 2018. Please tell us if and when you adopted the standard, the impact that this new standard had, or is expected to have, on your accounting policies and financial statements, and the method of adoption used.
Note 4: Acquisitions
Acquisition of ApplianceSmart, page F-15

4. Please explain in further detail the December 31, 2017 transaction in which ASH offset certain liabilities and was provided certain assets from the Seller in the net amount of
         $1,607,369. In your response, tell us if this transaction was contemplated in connection with the acquisition and why the additional assets and liabilities transferred have not been reflected in the purchase price allocation.
5. We note that you recorded a bargain purchase gain upon acquisition of ApplianceSmart
         Inc. Please describe to us in detail the reassessment you performed under ASC 805-30-
         25-4 before recognizing the gain, as well as the facts and circumstances that resulted in your acquisition of ApplianceSmart at a significant discount relative to the fair value of net assets acquired.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Kevin Woody,
Branch Chief, at (202) 551-3629 with any questions.



                                                               Sincerely,
FirstName LastNameJon Isaac
                                                               Division of
Corporation Finance
Comapany NameLive Ventures Incorporated
                                                               Office of Real
Estate and
March 5, 2019 Page 2                                           Commodities
FirstName LastName